Exhibit 99.1

January 15, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER RESUMES FULL OPERATIONS AT ITS GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it is resuming full operation today at its Guanajuato Mine Complex (“the GMC”) following yesterday’s announcement of a voluntary suspension of the use of explosives. This suspension was put in place to facilitate ongoing investigations in connection with the theft of such material, and to ensure security measures.

The regulatory authorities have completed their on-site inspection and have concurred with the decision of the Company to restart regular mining operations. The Cata processing plant was not affected by the suspension of mining activity, and mineral processing continued as usual.

At this time, there have been no judgements or orders by the Mexican regulatory authorities. There remains the potential for administrative action, which could include fines and, possibly, a temporary suspension of the Company’s explosives permit, which would negatively impact the operations at the affected mine. The Company’s internal investigation is continuing.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico. Active exploration programs are underway at both projects.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements includes statements regarding the potential actions to be taken by regulatory authorities in respect of the theft of explosives, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or outcomes expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of what, if any, fines may be imposed or permits may be suspended, length of time of any investigation or any suspension, the outcome of any investigation, any mitigating factors relating to Company’s assistance and cooperation with regulatory authorities, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com